Exhibit 17.2

[Letterhead of TNS, Inc.]

October 18, 2006

Mr. John J. McDonnell, Jr.

7984 Georgetown Pike

McLean, Virginia  22102

Dear Jack:

We formally accept your resignation from the TNS, Inc. Board.  As you requested, we will be filing your letter of October 12, 2006 in a Form 8-K.  We will file it along with this response, in which you will see that we take serious exception to your mistaken characterization of facts and events leading to your termination as Chief Executive Officer and our request that you resign from the Board.

To reiterate, the Special Committee never received one, fully financed, non-contingent offer for the Company.  Not from you, not from any other party.  Contrary to the assertion in your letter that “management … never lost its financial support,” you acknowledged, in response to a question during the Company’s August 7, 2006 earnings conference call, that “We made that offer on March 13.  It was subject to financing.  And as the process dragged on, as you are well aware, the financial markets changed dramatically.  The cost of money over the past four months since we made that offer went up.  And so, at the end of the day, we could not get the financing to support our initial $22 bid or we would have reinitiated it.”  Further, Henry Graham, the Company’s recently appointed Chief Executive Officer, has reported to the Special Committee that at no time did the management group have commitments to fund the equity component of its proposed transaction.  By the terms of your own proposal, it was “not, and shall not be construed to be, an offer […] capable of being accepted by the Company.”  Further, on May 16, 2006, management and Parthenon Capital amended their Schedule 13D to report the withdrawal by Parthenon from the buying group and that management was exploring other options to effect its preliminary indication of interest.  To date, the buying group led by you has not further amended the Schedule 13D to disclose that it has obtained another financial sponsor.

We also note, as you are well aware, that shortly after the formation of the Special Committee and before our rejection of your preliminary $22 indication, we received in April two preliminary indications of interest above your $22 proposal.  The Special Committee had an obligation to explore them, which we did in the formal auction process that began in May 2006 (see below).

Let us also be clear on the issue of financial performance.  While we appreciate, as you note in your letter, that revenues for the first six months of 2006 were “almost 8% over the equivalent six months of last year,” you fail to point out that adjusted earnings declined 42% and EBITDA declined almost 20% over the equivalent six months of last year.  Also, you fail to mention in your letter that, during the process, the Company underperformed in both the first and second quarters of 2006 and reduced its 2006 annual revenue guidance from $296-300 million to $280-285 million and its 2006 annual adjusted earnings guidance from $26.8-27.8 million to $18.1-19.4 million.  Said another way, while the process was being undertaken by the Special

Committee, TNS revised its 2006 projections to show a revenue increase of only 8-10% from 2005 to 2006 as compared to the original forecast of 14-16% and a decrease in adjusted earnings of between 22-30% from 2005 to 2006 compared to the original forecast of an increase of 8-12%.

As we noted on our October 10 conference call, several third parties informed us that their loss of confidence in management’s projections had undermined the auction process.  Subsequent to your departure, we have been working with the current management team to reassure ourselves and investors that the appropriate steps are being taken to restore confidence in the Company’s financial projections and performance.

With respect to your departure, the Board did not take such action for the reasons insinuated in your letter.  By the end of the process, when it became clear that the likelihood of a transaction was remote, there was a fundamental difference between your opinion and the Board’s opinion concerning the desirability of continuing to pursue a transaction.  As confirmed by your resignation letter, you remained, and still remain, committed to pursuing a transaction.  But, as the Board has communicated to you, it did not, and does not, share this view.  Rather, the Board believes that through better fiscal discipline, including curtailing discretionary spending, and more focus on the current business and future opportunities, the Company will be able to accurately forecast within acceptable ranges and enhance value for stockholders.  As the process did not result in any firm offer, the Board needed to address quickly and decisively the continuing deterioration in the Company’s performance and did so by empowering a management team committed to making changes necessary to improve performance.

The Auction Process

While we are extremely confident in how we presented the facts in our release and conference call relating to the auction process, we want to take this opportunity to present for the record, precisely how that process played out.

March

Following your preliminary $22 indication, which the Company made public at your insistence on March 13, the Special Committee instructed management to focus its efforts on managing the Company and to cease substantive discussions with its advisors and sponsors.  The Special Committee took this action to ensure that other interested financial sponsors would have the opportunity to work with management if it would be on terms more favorable to the Company’s stockholders and to allow the Special Committee sufficient time to review and evaluate the indication of interest.  At the time of such request, the Special Committee knew that the management group had entered into an exclusivity arrangement with Parthenon whereby management was precluded from working with any other financial sponsors until May 12, 2006, even if another financial sponsor was willing and able to offer terms more favorable to the Company’s stockholders.  The Special Committee determined it would wait for the exclusivity period — agreed by you not the Board — to expire before formally soliciting further offers.

April

In mid-April, the Special Committee received the two unsolicited indications of interest mentioned above.  Both were at prices higher than $22.00 per share.  One of these parties was a financial sponsor (“Bidder A”) and the other party was a strategic buyer aligned with, and supported by, a very reputable financial sponsor.

May

On May 1, 2006, after careful and deliberate review of management’s preliminary indication of interest, the expected and projected financial performance of the Company, the financial analyses prepared by its financial advisor, and the indications of interest received from other parties, the Special Committee rejected management’s preliminary indication of interest at $22.00 per share as undervaluing the Company.

In mid-May, following expiration of the management’s exclusivity arrangement with Parthenon, the Special Committee commenced a formal process to solicit bids to acquire the Company, including from management, which included introducing management to additional financial sponsors that expressed interest, including the bidders that had approached the Special Committee in April.

June

Beginning at the end of May and continuing through June, the Special Committee’s financial advisor began a thorough review of potential financial sponsors and strategic buyers and ultimately contacted 20 financial sponsors and 27 strategic buyers.  Throughout the process, the Special Committee afforded the management group the full opportunity to firm up its bid and obtain financing.

In fact, all participants in the process, including the management group, were provided with bid instructions and deadlines, the opportunity to conduct due diligence, and clear instructions to deliver firm bids with full financing commitments along with markups of a draft merger agreement which was provided by the Company well in advance of the bid due date, July 25.

July

During the formal process, the strategic bidder that had surfaced along with a financial sponsor in April dropped out due to its own internal issues.  The financial sponsor (“Bidder B”) remained in the process on its own, but dropped out of the process in mid-July, despite repeated attempts by the Special Committee to keep Bidder B in the process, including offering an opportunity to make a preemptive offer that would provide exclusivity and terminate the process.

Only days before bids were due in late July,  management, for the first time, informed both the Special Committee and potential bidders that it was likely that the Company would miss its financial performance targets for the second quarter of 2006.  The Company would report results on August 7, 2006 (see below).

On July 25, the bid deadline, no bids were received.  On July 26, 2006, Bidder A — which had first approached the Company in April — submitted an indication of interest to acquire the outstanding shares of the Company’s common stock for $20.00 per share.  This party explained that the indication of interest was lower than its initial indication of interest in large part because the Company had performed below guidance.  Their indication of interest was further subject to substantial additional due diligence and arranging satisfactory financing.  This was the only indication of interest that was received by the Special Committee and that remained outstanding at the end of July.

August

On August 7, 2006, the Company reported that it had achieved adjusted earnings for the second quarter of 2006 of $3.6 million compared to a forecast of $5.1 to $5.8 million.  More significantly, on August 7th, the Company reduced its 2006 annual revenue guidance from $296-300 million to $280-285 million and its 2006 annual adjusted earnings guidance from $26.8-27.8 million to $18.1-19.4 million. On the August 7, 2006 earnings conference call, you acknowledged in response to an investor question that you never had financing and that you were unable to secure it at $22.

Also on August 7, 2006, after careful and deliberate review of Bidder A’s indication of interest and its terms (including the need for continued substantive due diligence to make a firm offer and the financing contingency), the expected and projected financial performance of the Company, and the financial analyses prepared by its financial advisor, the Special Committee rejected the indication of interest at $20.00 per share as undervaluing the Company.

At this point, in the face of waning bidder interest in the Company and the significantly negative effects that the Company’s deteriorating financial results had on the process, the Special Committee decided that ending the formal process and focusing on the operations of the Company in order to restore positive financial performance would be the best means to enhance stockholder value.

To address the Company’s deteriorating financial performance, the Special Committee separated the Chairman and Chief Executive Officer positions and again asked management to refocus its efforts on managing the Company’s business and to review and implement substantial cost-saving initiatives.  In addition, the Special Committee began discussing a succession plan for the CEO position.  The Special Committee was left in place in the event that management or another party was to renew its interest in acquiring the Company.

On August 11, 2006, Bidder A renewed contact with the Special Committee and indicated that it continued to be interested in acquiring the Company at $20.00 per share and indicated that it might be able to go as high as $20.25 per share.  On August 22, 2006, the Special Committee entered into an exclusivity arrangement with Bidder A that gave Bidder A at least until September 1, 2006 to perform additional due diligence in order to be able to make a firm offer to acquire the Company at $20.25 per share.  This exclusivity arrangement permitted the Company to continue to work with Bidder B, with whom the Company had renewed contact during this period to determine if Bidder B had any remaining interest in making an offer to acquire the

Company.  After a short period of due diligence, Bidder B again declined to extend a firm offer to acquire the Company.

September

As the Special Committee continued to work with Bidder A from August 22, 2006 through early September, the financial performance of the Company continued to fall short of the internal forecasts for the quarter. On September 6, 2006, based on continuing financial underperformance discovered during due diligence, Bidder A informed the Special Committee that it was lowering its indication of interest from $20.25 per share to $18.00 per share.  On September 8, 2006, as you state in your letter, Bidder A contacted the Special Committee via e-mail to make an offer at $18.25 per share subject to the approval of Bidder A’s investment committee, reaching satisfactory agreements with members of the Company’s management, and the execution of a mutually satisfactory merger agreement.  The offer also indicated that Bidder A would be willing to pay $19.00 per share if the Company met its internal forecasted results for the remainder of the year, provided, however, that if the internal forecasted results were missed, Bidder A would have the right to terminate the transaction or adjust the price.

At the request of the Special Committee, a meeting of the Board of Directors was held on September 8, 2006.  At the meeting, the Special Committee reviewed with the Board the status of the process, including the $18.25 offer.  While no formal action was taken at the meeting regarding this offer, the Board unanimously believed that the offer was unacceptable.  Indeed, because you felt that the $18.25 bid was unacceptable, you specifically requested permission at the end of the meeting to reengage Bidder B, which the Special Committee granted subject to you informing Bidder B that the Special Committee wanted a bid in excess of $20.  After you contacted Bidder B, Bidder B informed the Special Committee, without conducting any further due diligence, that it was not willing to extend a firm offer or indication of interest to acquire the Company at any price.

After the September 8, 2006 Board of Directors meeting, additional negotiations between Bidder A and the Special Committee ensued, and Bidder A increased its indication of interest to $19.00 per share; however, Bidder A’s $19.00 per share indication of interest was again subject to additional due diligence.  In mid-September, Bidder A performed the due diligence and received further information concerning the Company’s internal forecasts during the third quarter of 2006, which once again disappointed.  On September 25, 2006, Bidder A indicated to the Special Committee that it was unable to provide a firm, final offer to acquire the Company at $19.00 per share and would be unable to submit a final, firm offer at any price without continuing to perform yet additional due diligence.

As it became apparent to the Special Committee that the likelihood of a transaction was remote, you remained committed to pursuing one.  In an email sent by you to the Special Committee on September 25, 2006, you asserted: “By now, it should be becoming very obvious why I felt it was necessary to take TNS private. It was a decision I made after we missed the second quarter in a row and realized that it was becoming increasingly difficult to meet quarter by quarter expectations and, at the same time, reshape the company.”

By the end of September, given the divergence between your views and the views of the other directors on the desirability of continuing to pursue a deal and your continued failure to focus on running the Company and on curtailing discretionary spending, the Board determined it was in the Company’s best interest to terminate your employment and to empower current management to focus on cutting costs and improving the Company’s business and financial performance.

October

In the beginning of October, Bidder A indicated to the Special Committee that it was considering submitting a firm offer around $18 per share that would not be subject to additional due diligence.  However, this offer never materialized.

***

In addition to the mischaracterizations regarding the process set forth in your letter and addressed above, there are a number of other misstatements in your letter that we feel compelled to address.

First, with respect to your allegation that the Special Committee erased $150 million in shareholder value by taking “ill-advised actions” during the process, we could not disagree more.  It is absurd to claim that the Special Committee should have accepted an offer when there was none.  Shareholder value has decreased over the past year because the Company has failed to perform.  Simply put, the Company has underperformed for four consecutive quarters.  Over the past several weeks, we have taken the steps we believe necessary to reverse this trend and return value to shareholders.

Second, as to your assertions about the Board members seeking to entrench themselves, we also find that patently absurd.  All of us are accomplished business people independent of TNS.  We are solely focused on enhancing shareholder value and regret that you have chosen to insinuate otherwise.

Third, your contention that the Board continues to “shackle [you] from seeking a fair offer for the company” is convenient but without merit.  The Special Committee conducted a process (started by you with an unfunded indication of interest) that lasted longer than seven months and resulted in no firm, unconditional offer from your buying group or from 47 other strategic and financial institutions approached by the Special Committee and its advisors.  The Special Committee believes that the best way to return value to the shareholders is to focus now on the day-to-day operations of the Company and has requested all employees to channel their energies toward this goal, which is the reason you were reminded of your continuing obligation to “standstill” during the period you remained employed by the Company and on the Board.  The Board agrees with your assertion that you are “no longer involved in the day-to-day management of the business” and, now that it has received your resignation from the Board, hereby releases you from any further obligation to standstill.

Finally, we note that you infer in your letter that you control “collectively more than 7% of the outstanding stock of TNS.”   If this is the case, we have yet to receive the appropriate SEC filing supporting this contention and urge you to comply with your regulatory obligation to make such filing.

***

Jack, we appreciate what you accomplished with TNS, but the Company continually underperformed during its last year under your stewardship.  We are confident that all shareholders will benefit by a change of leadership committed to improving the Company’s business and financial performance.

Sincerely,

/s/ John V. Sponyoe

John V. Sponyoe

Chairman

On Behalf of the Board of Directors

cc:	Stephen X. Graham
Jay E. Ricks
John B. Benton
Henry H. Graham, Jr.
Michael Q. Keegan